UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                      Form 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2004

                                  Metalink Ltd.
                (Translation of registrant's name into English)
                   Yakum Business Park, Yakum 60972, Israel
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X





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The following are included in this Report on Form 6-K:

1. Press release dated January 27, 2004.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 No. 333-104147.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 METALINK LTD.                            Date: January 27, 2004
By /s/Ofer Lavie
     Ofer Lavie
     Chief Financial Officer





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